                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                                Amendment No. 4
                   Under the Securities Exchange Act of 1934


                         PYRAMID TECHNOLOGY CORPORATION
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                  747236107
                     --------------------------------------
                                 (CUSIP Number)

                   Siemens Nixdorf Informationssysteme, AG
                              Heinz-Nixdorf-Ring 1
                                 33102 Paderborn
                          Federal Republic of Germany
                           Attention:  G. Schulmeyer
                        Telephone:  011-49-89-636-48400
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                   Copies to:
          E. Robert Lupone, Esq.               Peter D. Lyons, Esq.
          Siemens Corporation                  Shearman & Sterling
          1301 Avenue of the Americas          599 Lexington Avenue
          New York, New York 10019-6022        New York, NY 10022
          Telephone: (212) 258-4000            Telephone: (212) 848-4000

                               January 20, 1995
                     --------------------------------------
            (Date of Event which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.  [ ]

                               Page 1 of 7 Pages

CUSIP No. 747236107 13D

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

         SIEMENS NIXDORF INFORMATIONSSYSTEME, AG
- --------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a member of a Group

        (a)        [ ]
               -----------------------------------------------------------------
        (b)        [ ]
               -----------------------------------------------------------------

(3)    SEC Use Only
                    ------------------------------------------------------------

(4)    Source of Funds     AF
                           -----------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Item 2(d) or 2(e).  [ ]
                           -----------------------------------------------------

(6)    Citizenship or Place of Organization   Federal Republic of Germany
                                              ----------------------------------

- ----------------
  Number of        (7)  Sole Voting Power
                                          --------------------------------------
    Shares

  Beneficially     (8)  Shared Voting Power       4,047,743
                                                  ------------------------------
   Owned by

    Each           (9)  Sole Dispositive Power
                                               ---------------------------------
   Reporting

    Person        (10)  Shared Dispositive Power  4,047,743
                                                  ------------------------------
    With
- ----------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person   4,047,743
                                                                      ----------


(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]


(13)   Percent of Class Represented by Amount in Row (11)
                                          23.9%
       -------------------------------------------------------------------------

(14)   Type of Reporting Person     CO
                                    --------------------------------------------

                               Page 2 of 7 Pages

CUSIP No. 747236107 13D

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

         SIEMENS AKTIENGESELLSCHAFT
- --------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a member of a Group

        (a)        [ ]
             -------------------------------------------------------------------
        (b)        [ ]
             -------------------------------------------------------------------

(3)    SEC Use Only
                   -------------------------------------------------------------


(4)    Source of Funds     WC
                           -----------------------------------------------------


(5)    Check if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).   [ ]
                                        ----------------------------------------

(6)    Citizenship or Place of Organization   Federal Republic of Germany
                                              ----------------------------------

- ----------------
  Number of        (7)  Sole Voting Power
                                         ---------------------------------------
    Shares

  Beneficially     (8)  Shared Voting Power       4,047,743
                                                  ------------------------------
   Owned by

    Each           (9)  Sole Dispositive Power
                                              ----------------------------------
  Reporting

    Person        (10)  Shared Dispositive Power  4,047,743
                                                  ------------------------------
    With
- ----------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person    4,047,743
                                                                       ---------

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]


(13)   Percent of Class Represented by Amount in Row (11)
                                            23.9%
       -------------------------------------------------------------------------

(14)   Type of Reporting Person       CO
                                      ------------------------------------------

                               Page 3 of 7 Pages

          This Amendment No. 4 amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "Commission") on August 31, 1994 by Siemens Nixdorf Information Systems, Inc., a Massachusetts corporation ("SNI"), and Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Siemens AG"), as amended by Amendment No. 1 thereto filed on September 15, 1994 by SNI and Siemens AG, and as further amended by Amendment No. 2 thereto filed on December 1, 1994 by Siemens Nixdorf Informationssysteme, AG, a corporation organized under the laws of the Federal Republic of Germany ("SNI AG"), and Siemens AG, and as further amended by Amendment No. 3 thereto filed on January 9, 1995 by SNI AG and Siemens AG (as so amended, the "Schedule 13D"). This Amendment No. 4 is filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Pyramid Technology Corporation, a Delaware corporation (the "Issuer"). The following amendments to Items 4, 6 and 7 of the Schedule 13D are hereby made. Unless otherwise defined in this Amendment No. 4, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.       Purpose of the Transaction.
- ------        --------------------------
Item 6.       Contracts, Arrangements, Understandings or Relationships with
- ------        -------------------------------------------------------------
              Respect to Securities of the Issuer.
              -----------------------------------

          Items 4 and 6 of the Schedule 13D are hereby amended and supplemented by adding the following to the end thereof:

          On January 20, 1995, the Issuer, SNI AG and Siemens Nixdorf Mid-Range Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of SNI AG ("Siemens Mid-Range"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which all of the outstanding Shares not already owned by SNI AG will be acquired by Siemens Mid-Range for aggregate consideration of approximately US$207 million. Under the Merger Agreement, Siemens Mid-Range will commence a tender offer for all outstanding Shares for $16.00 per Share in cash. The tender offer will be followed by a merger in which any Shares not acquired by Siemens Mid-Range in the tender offer will be acquired for the same amount in cash. The tender offer, which has been unanimously approved (with one director recusing himself) by the Issuer's Board, will commence no later than Friday, January 27, 1995 and will be conditioned on there being validly tendered that number of Shares that, when added to the Shares already owned by SNI AG, constitutes a majority of the outstanding Shares, as well as other customary conditions, including regulatory approvals. A press release relating to the foregoing events is attached hereto as Exhibit 9 and is incorporated herein by reference in its entirety.

Item 7.       Material to be Filed as Exhibits
- ------        --------------------------------

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

                      EXHIBIT 9 Press Release issued jointly on January 23, 1995 by the Issuer and SNI AG.


                               Page 4 of 7 Pages

     Signature
     ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  January 23, 1995   SIEMENS NIXDORF INFORMATIONSSYSTEME, AG


                          By:   /s/ Gerhard Schulmeyer
                            ----------------------------------------------------
                            Name:  Gerhard Schulmeyer
                            Title:  President, CEO


                          SIEMENS AKTIENGESELLSCHAFT

                          By:   /s/ Adrienne Whitehead
                            ---------------------------------------------------
                            Name:  Adrienne Whitehead
                            Title:  Attorney-in-Fact

                               Page 5 of 7 Pages

                                 EXHIBIT INDEX
                                 -------------




Exhibit No.                           Description                          Page No.
===================================================================================
Exhibit 1      Common Stock and Warrant Purchase Agreement dated as            *
               of August 21, 1994, among the Issuer and SNI

Exhibit 2      Form of Warrant.                                                *

Exhibit 3      Power of Attorney dated August 25, 1994 executed by             *
               Gunther Moeser and Friedhelm Knippertz, each as
               Executive Director of Siemens AG

Exhibit 99.4   Letter, dated January 6, 1995, from Gerhard Schulmeyer,         *
               President and CEO of SNI AG, to Richard Lussier,
               Chairman and Chief Executive Officer of the Issuer.

Exhibit 99.5   Press Release issued jointly on January 9, 1995 by the          *
               Issuer and SNI AG

Exhibit 99.6   Text of the Schedule 13D as originally filed on August          *
               31, 1994

Exhibit 99.7   Text of Amendment No. 1 to the Schedule 13D                     *

Exhibit 99.8   Text of Amendment No. 2 to the Schedule 13D                     *

Exhibit 99.9   Press Release issued jointly on January 23, 1995 by the         7
               Issuer and SNI AG
===================================================================================

___________________
*  Previously filed.

                               Page 6 of 7 Pages